UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter and half year ended September 30, 2011

Commission File November 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road

Vile Parle East

Mumbai, Maharashtra 400-099, India

+91-22-6646-1000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Signature
Exhibit Index
Ex-99.1 Earnings release of Sterlite Industries (India) Limited dated October 24, 2011
Ex-99.2 Consolidated and Standalone financial results of Sterlite Industries (India) Limited under Indian GAAP September 30, 2011

Sterlite Industries (India) Limited

Other Events

On October 24, 2011, Sterlite Industries (India) Limited (“the Company”) issued an earnings release announcing its unaudited consolidated and standalone financial results under Indian GAAP for the quarter and half year ended September 30, 2011. A copy of the earnings release dated October 24, 2011 is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Company’s unaudited Consolidated and standalone financial results under Indian GAAP for the quarter and half year ended September 30, 2011 is attached hereto Exhibit 99.2 and incorporated herein by reference.

The Board of Directors at its meeting held on October 24, 2011 has approved an Interim Dividend of Re.1/- per equity share on face value of Re 1/- (ie 100%). The Record date for payment of interim dividend is Tuesday, November 1, 2011.

The Board has also approved the Merger of Sterlite Opportunities and Ventures Limited (SOVL) with Sterlite Industries (India) Limited (SIIL). SOVL is a wholly owned subsidiary of SIIL.

Forward looking statement:

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21 E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated September 30, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

Ex-99.1 Earnings release of Sterlite Industries (India) Limited dated October 24, 2011

Ex-99.2 Consolidated and Standalone financial results of Sterlite Industries (India) Limited under Indian GAAP September 30, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: October 31, 2011

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer

EXHIBIT INDEX

Ex-99.1 Earnings release of Sterlite Industries (India) Limited dated October 24, 2011

Ex-99.2 Consolidated and Standalone financial results of Sterlite Industries (India) Limited under Indian GAAP September 30, 2011